Exhibit 99.2

DIRECTORS’ DEFERRED COMPENSATION PLAN

OF

DUKE-WEEKS REALTY CORPORATION

Effective Date: July 2, 1999

ARTICLE I

INTRODUCTION AND PURPOSE

The primary purpose of this Plan is to provide a mechanism under which a Director can elect to defer the payment of his or her Fees until after the earlier of his or her death, resignation, removal or retirement as a Director and, further, to elect that Duke-Weeks treat such deferrals as invested either in an account which pays interest or in Duke-Weeks Stock pending distribution of such deferrals in accordance with the terms of this Plan.

This Plan was established by Duke-Weeks effective as of July 2, 1999. On that date, Weeks Corporation (“Weeks”) was merged with and into Duke Realty Investments, Inc. (“Duke”), with Duke being the surviving corporation and known as Duke-Weeks Realty Corporation. Weeks also sponsored the Weeks Plan, a deferred compensation plan for its directors and certain executive employees.

In connection with the merger, Duke determined that Duke-Weeks would adopt a deferred compensation plan covering members of the Board and that is substantially similar to the Weeks Plan. Duke also determined that, in connection with establishing such plan, the stock and interest subaccounts of each participating director and executive under the Weeks Plan, as adjusted for all deferrals and credits thereto through July 1, 1999 and calculated in accordance with the applicable provisions of the Weeks Plan, would be transferred to this Plan effective as of July 2, 1999 and that the Weeks Plan would be terminated effective as of such date. Duke also determined that each participating executive would continue to make deferrals hereunder, on the same basis as they were making deferrals under the Weeks Plan, until December 31, 1999, at which time such deferrals would terminate and the executive’s accounts hereunder would be frozen.

All amounts deferred hereunder and all amounts transferred to this Plan from the Weeks Plan shall be administered, distributed and otherwise governed in accordance with the provisions of this Plan.

It is the intention of Duke-Weeks that this Plan shall constitute an unfunded arrangement maintained for the purpose of providing deferred compensation for Directors and a select group of management or highly compensated employees for federal income tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended.

ARTICLE II

DEFINITIONS

2.1. “Account” means the bookkeeping account maintained by Duke-Weeks as part of its books and records in accordance with Articles III through V to show as of any date the interest of each Director and executive in this Plan. Each such bookkeeping account shall include subaccounts to reflect the deferrals made to the Interest Subaccount and the Stock Subaccount and all adjustments thereto. Such account shall also include all amounts transferred to this Plan from the Weeks Plan.

2.2. “Beneficiary” means the person or persons designated as such in accordance with Section 5.6.

2.3. “Board” means the Board of Directors of Duke-Weeks.

2.4. “Change in Control of Duke-Weeks” means (i) any merger, consolidation or similar transaction which involves Duke-Weeks and in which persons who are the shareholders of Duke-Weeks immediately prior to such transaction own, immediately after such transaction, shares of the surviving or combined entity which possess voting rights equal to or less than fifty percent (50%) of the voting rights of all shareholders of such entity, determined on a fully diluted basis; (ii) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the consolidated assets of Duke-Weeks; (iii) any tender, exchange, sale or other disposition (other than dispositions of the stock of Duke-Weeks or any subsidiary in connection with bankruptcy, insolvency, foreclosure, receivership or other similar transactions) or purchases (other than purchases by Duke-Weeks or any Duke-Weeks-sponsored employee benefit plan, or purchases by members of the Board of Directors of Duke-Weeks or any subsidiary) of shares which represent more than twenty-five percent (25%) of the voting power of Duke-Weeks Corporation or any subsidiary; (iv) during any period of two (2) consecutive years, individuals who, at the date of the adoption of this Plan, constitute the Board cease for any reason to constitute at least a majority thereof, unless the election of each Director at the beginning of such period has been approved by Directors representing at least a majority of the Directors then in office who were Directors on July 2, 1999; (v) a majority of the Board recommends the acceptance of or accept any agreement, contract, offer or other arrangement providing for, or any series of transactions resulting in, any of the transactions described above. Notwithstanding the foregoing, a Change in Control of Duke-Weeks (A) shall not occur as a result of the issuance of stock by Duke-Weeks in connection with any public offering of its stock, or (B) be deemed to have occurred with respect to any transaction unless such transaction has been approved or shares have been tendered by a majority of the shareholders who are not section 16 grantees. For this purpose, a section 16 grantee is a person subject to potential liability under Section 16(b) of the Securities Exchange Act of 1934, as amended with respect to transactions involving equity securities of Duke-Weeks. For purposes of this Section 2.4, “subsidiary” means a corporation, partnership or limited liability company, a majority of the outstanding voting or non-voting stock, general partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by Duke-Weeks or by one or more other subsidiaries of Duke-Weeks.

2.5. “Committee” means the Executive Compensation Committee of the Board.

2.6. “Director” means any person (other than a person who is an employee of Duke-Weeks) who has been elected to serve as a member of the Board and any former member of the Board for whom an Account is maintained under this Plan.

2.7. “Duke-Weeks” means Duke-Weeks Realty Corporation and any successor to Duke-Weeks Realty Corporation.

2.8. “Fees” means the two forms of fees paid on a quarterly basis to a Director for services as a member of the Board. The first form of Fees is Stock Fees which consist of that portion of a Director’s compensation paid on a quarterly basis in the form of Duke-Weeks Stock under the 1996 Directors’ Stock Payment Plan of Duke Realty Investments, Inc. The second form of Fees is Cash Fees, which consists of that portion of a Director’s compensation paid in the form of cash for attendance at each non-telephonic meeting of the Board. No other fees paid to a Director shall be eligible for deferral under this Plan.

2.9. “Interest Subaccount” means that part of an Account maintained for a Director which shall be treated as if invested in an account paying interest at the prime rate as reported on the last business day of each calendar quarter in The Midwest Edition of The Wall Street Journal.

2.10. “Plan” means this Directors’ Deferred Compensation Plan of Duke-Weeks Realty Corporation.

2.11. “Stock Subaccount “ means that part of an Account maintained for a Director which shall be treated as if invested in Duke-Weeks Stock.

2.12. “Duke-Weeks Stock” means the common stock, no par value, of Duke-Weeks.

2.13. “Weeks Plan” means the Weeks Corporation Amended and Restated 1998 Deferred Compensation Plan.

ARTICLE III

DEFERRAL OF FEES

3.1. Fees Eligible for Deferral. A Director may elect to defer all or any portion, expressed as a whole percentage, of his Stock Fees and Cash Fees.

3.2. Start-Up Deferral Elections.

(a)	Participation as of Effective Date. Each individual who was a member of the Board on July 2, 1999 shall have the right, not later than July 30, 1999, to elect, on the form provided for this purpose by the Committee, to defer the payment of his or her Fees which are payable on or after October 1, 1999.

(b)	First Term Deferral Elections. An individual who is elected to serve as a Director or who is nominated for election as a Director (other than an individual who was a Director immediately before such election or nomination) shall have the right at any time before the end of the thirty (30) day period immediately following the effective date of his or her election as a Director to elect, on the form provided for this purpose by the Committee, to defer the payment of his or her Fees which are payable after the date such election is properly and timely made.

3.3. Annual Deferral Elections. Before the beginning of any calendar year, a Director shall have the right to elect, on the form provided for this purpose by the Committee, to defer the payment of his or her Fees which are attributable to services rendered as a Director during such calendar year. Any election which is made and which is not revoked before the beginning of such calendar year shall become irrevocable on the first day of such calendar year and shall remain irrevocable through the end of such calendar year.

3.4. Automatic Renewal of Deferral Elections. If a Director makes a deferral election under either Section 3.2 or Section 3.3 for any calendar year and does not revoke such election before the beginning of any subsequent calendar year, such election shall remain in effect for each such subsequent calendar year and shall be irrevocable through the end of each subsequent calendar year.

3.5. Account Credits. The Fees which a Director elects to defer under this Article III shall be credited to his or to her Interest Subaccount or Stock Subaccount as provided in Article IV, effective as of the day on which such Fees would otherwise have been paid to the Director if no election had been made under this Article III.

3.6 Deferrals by Executives. Each executive who was participating in the Weeks Plan on July 1, 1999 and who became an employee of Duke-Weeks on July 2, 1999 shall become a participant hereunder on July 2, 1999. The executive’s deferral election in effect under the Weeks Plan and the deferrals being made thereunder on July 1, 1999 shall automatically continue to be made under this Plan. All provisions of the Weeks Plan applicable to the making of deferrals thereunder by executives are hereby incorporated into this Plan by reference solely for purposes of enabling the executives to make deferrals hereunder until the earlier of December 31, 1999 or the date on which an executive terminates employment with Duke-Weeks. On December 31, 1999, the account of each executive shall be frozen and no further deferrals will be allocated thereto; provided, however, such Accounts shall be subject to the provisions of Article IV regarding allocations and adjustments. All amounts transferred to this Plan on account of and all deferrals made by an executive hereunder shall be allocated, adjusted, held and (except as otherwise provided in Section 5.3) distributed in accordance with the applicable provisions of this Plan.

3.7 Unsecured Contractual Rights. This Plan at all times shall be unfunded (except as otherwise provided Section 8.7) and shall constitute a mere promise by Duke-Weeks to make benefit payments in the future. Notwithstanding any other provision of this Plan, no Director, executive, Beneficiary or other person shall have any preferred claim on, or any beneficial ownership in, any assets of Duke-Weeks prior to the time benefits are distributed as provided in Article V, including any Fees deferred hereunder. All rights created under this Plan shall be mere unsecured contractual rights against Duke-Weeks.

ARTICLE IV

ACCOUNTS AND ADJUSTMENTS

4.1. In General. All Stock Fees deferred under this Plan and all amounts transferred to this Plan from the stock subaccounts under the Weeks Plan shall automatically be allocated to a corresponding Stock Subaccount hereunder. Cash Fees deferred under this Plan may be allocated to the Director’s Stock or Interest Subaccount, as elected by the Director. All amounts transferred to this Plan from the interest subaccounts under the Weeks Plan shall automatically be allocated to a corresponding Interest Subaccount hereunder. All amounts allocated to the Stock and Interest Subaccounts shall remain allocated to such accounts until they are fully distributed in accordance with Article V. To be effective, any election made under Article III to defer Cash Fees must include the percentage of such Cash Fees which are to be allocated to the Stock Subaccount and the percentage of Cash Fees which are to be allocated to the Interest Subaccount.

4.2. Interest Subaccount. All amounts allocated to an Interest Subaccount hereunder, including the interest subaccounts transferred to this Plan from the Weeks Plan on July 2, 1999, shall be adjusted as of the first day of each calendar quarter as if such amounts were invested at the prime interest rate as reported in The Midwest Edition of The Wall Street Journal for the last business day of the immediately preceding calendar quarter. Such credits shall be made until such Interest Subaccount is fully distributed in accordance with Article V.

4.3. Stock Subaccount. Any Stock Fees deferred under this Plan and all amounts transferred hereto from the stock subaccounts under the Weeks Plan shall automatically be treated as being allocated to a corresponding Stock Subaccount, on a share-for-share basis after taking into account, for transfers from the Weeks Plan, the conversion of Weeks Corporation common stock into Duke-Weeks Stock. Such allocation shall be made as of the day on which Duke-Weeks would have otherwise paid such Duke-Weeks Stock to the Director under the 1996 Directors’ Stock Payment Plan of Duke Realty Investments, Inc. or July 2, 1999 in the case of stock subaccounts under the Weeks Plan which are transferred to this Plan, as the case may be. Any Cash Fees that a Director elects to defer into his or her Stock Subaccount shall be deemed to be used to purchase shares of Duke-Weeks Stock. The number of shares deemed to be purchased shall be determined by dividing the deferrals allocated to the Stock Subaccount as of any date by the per share closing price of Duke-Weeks Stock on such date as reported in The Midwest Edition of The Wall Street Journal.

4.4. Adjustments for Dividends. Additional shares of Duke-Weeks Stock shall be deemed to be constructively purchased for a Director’s Stock Subaccount whenever a cash dividend is declared and paid with respect to Duke-Weeks Stock which was treated as being allocated to a Stock Subaccount on the record date for such dividend. Such purchase shall be deemed to be made on the date the dividend is paid on the same basis as shares are deemed purchased when an allocation is made to a Stock Subaccount under Section 4.3. An appropriate adjustment to the allocations made to a Stock Subaccount shall also be made by the Committee whenever dividends are paid other than in cash or there is a stock split or other adjustment or distribution made with respect to Duke-Weeks Stock.

ARTICLE V

DISTRIBUTIONS

5.1. Times of Distribution. The balance credited to each Account hereunder shall (subject to Sections 5.5 and 5.6(a)) first become distributable as of the first day of the calendar quarter which immediately follows the calendar quarter which includes the date of death or the effective date of the resignation, removal, retirement or termination of a Director or employee, as the case may be, whichever comes first. The distribution shall be made or commence to be made as soon as practicable after the beginning of such calendar quarter.

5.2 Methods of Distribution. All Stock Fees deferred under this Plan and all adjustments made thereto under Article IV which are attributable to stock dividends, stock splits or other similar adjustments or distributions made with respect to such deferrals shall be distributed solely in the form of whole shares of Duke-Weeks Stock with any fractional share interests distributed in cash. All adjustments which are attributable to cash dividends on Duke-Weeks Stock, all Cash Fees deferred under this Plan whether or not allocated to a Stock Subaccount (and all adjustments made thereto under Article IV) and all amounts transferred hereto from the stock subaccounts under the Weeks Plan, shall be distributed solely in the form of cash. The amount of cash to be distributed to a Director or Beneficiary from his or her Stock Account shall be determined by multiplying the number of shares which are distributable from this Plan by the per share closing price of Duke-Weeks Stock on the last day of the calendar quarter on which Duke-Weeks Stock was traded prior to the calendar quarter in which the distribution is made. If distributions are made in the form of installments, each distribution shall be made prorata from the Stock Subaccount and the Interest Subaccount. The portion of the Stock Subaccount that is not distributed shall continue to be allocated to such Stock Subaccount and the portion of the Interest Subaccount, which is not distributed, shall continue to be allocated to such Interest Subaccount.

5.3. Election of Form of Distributions. A Director or executive shall have the right to elect that his or her Account be distributed in one of the distribution forms described in Section 5.4, and any such election shall be effective only if made on a form provided by the Committee for such purpose at least twelve (12) full consecutive months before his or her Account first becomes distributable under Section 5.1. If the Director or executive properly and timely elects to revoke a prior election, such revocation shall be effective only if such revocation and any new election is made at least twelve (12) full consecutive months before his or her Account first becomes distributable. If no election is made by a Director under this Section 5.3 or if an election has not become effective when an Account first becomes distributable, the Director shall be deemed to have made an election under this Plan to receive his or her Account in the form of a single lump sum as described in Section 5.4(a). If no election is made under this Section 5.3 by an executive, the executive shall be deemed to have made an election under this Plan to receive his or her account in the form that it otherwise would have been paid under the Weeks Plan.

5.4. Distribution Forms.

(a) Single Lump Sum. A Director or executive shall have the right to elect that his or her Account be distributed in a single lump sum. If the Account is distributed in this form, the distribution shall be made as soon as practicable after the beginning of the calendar quarter in which his or her Account first becomes distributable under Section 5.1.

(b) Five Annual Installments. A Director or executive shall also have the right to elect that his or her Account be distributed in five (5) annual installments. If the Account is distributed in this form, the first annual installment shall be made as soon as practicable after the beginning of the calendar quarter in which his or her Account first becomes distributable under Section 5.1. The amount distributable each calendar year shall be determined by multiplying the Account by a fraction, the numerator of which shall be one and the denominator of which shall be the number of installments remaining after such installment has been paid plus one. The second through the fifth annual installments shall be distributed on or about the anniversary of the date on which the first annual installment was distributed.

(c) Ten Annual Installments. A Director or executive shall also have the right to elect that his or her Account be distributed in ten (10) annual installments. If the Account is distributed in this form, the first annual installment shall be made as soon as practicable after the beginning of the calendar quarter in which his or her Account first becomes distributable under Section 5.1. The amount distributable each calendar year shall be determined by multiplying the Account by a fraction, the numerator of which shall be one and the denominator of which shall be the number of installments remaining after such installment has been paid plus one. The second through the tenth annual installments shall be distributed on or about the anniversary of the date on which the first annual installment was distributed.

5.5. Early Withdrawal Right. Each Director shall also have the right to receive the balance credited to his or her Account attributable to the Fees he or she elected to defer for any calendar year, in a single lump sum, as soon as practicable following the end of the four (4) consecutive calendar year period following the end of such calendar year if the Director makes (and does not revoke) an election under this Section 5.5 to receive such distribution before the end of the three (3) consecutive calendar year period following the end of such calendar year. If a Director fails to make such an election before the end of such three (3) consecutive calendar year period or any such election has been timely revoked, the deferrals for such calendar year thereafter shall be distributed as otherwise provided in this Article V.

5.6. Death and Beneficiary Designation.

(a)	Form and Time of Payment. Notwithstanding any election made under Section 5.3, in the event of a Director’s or executive’s death either before or after the time his or her benefits under this Plan commence to be distributed, his or her entire Account (or the remaining balance thereof) shall be paid to his or her Beneficiary in a single lump sum. Such distribution shall be made within sixty (60) days of the date of the Director’s or executive’s death.

(b)	Designation of Beneficiaries. A Director or executive may designate a primary and contingent Beneficiary or Beneficiaries on a form provided by the Committee. Such designation may be changed at any time for any reason by the Director or executive. If the Director or executive fails to designate a Beneficiary, or if such designation shall for any reason be illegal or ineffective, or if the designated Beneficiary(ies) shall not survive the Director or executive, his or her benefits under this Plan shall be paid: (i) to the surviving spouse; (ii) if there is no surviving spouse, to the duly appointed and qualified executor or other personal representative of the Director or executive, to be distributed in accordance with the Director’s or executive’s will or applicable intestacy law; or (iii) in the event that there shall be no such representative duly appointed and qualified within forty-five (45) days after the date of death of the Director or executive, then to such persons who, at the date of his or her death, would be entitled to share in the distribution of the Director’s or executive’s estate under the provisions of the applicable statutes then in force governing the descent of intestate property, in the proportions specified in such statute. Duke-Weeks may determine the identity of the distributees, and in so doing may act and rely upon any information it may deem reliable upon reasonable inquiry, and upon any affidavit, certificate or other document believed by it to be genuine, and upon any evidence believed by it to be sufficient.

ARTICLE VI

PLAN ADMINISTRATION

6.1 Administration by the Committee. The Committee shall be responsible for administering this Plan. Except as Duke-Weeks shall otherwise expressly determine, the Committee shall be charged with the full power and the responsibility for administering this Plan in all its details.

6.2 Powers and Responsibilities of the Committee.

(a)	Powers. The Committee shall have all powers necessary to administer this Plan, including the power to construe and interpret the Plan documents; to decide all questions relating to a Director’s eligibility to participate in this Plan; to determine the amount, manner and timing of any distribution of benefits or withdrawal from this Plan; to resolve any claim for benefits in accordance with Section 6.4, and to appoint or employ advisors, including legal counsel, to render advice with respect to any of the Committee’s responsibilities under this Plan. Any construction, interpretation, or application of this Plan by the Committee shall be final, conclusive and binding. All actions by the Committee shall be taken pursuant to uniform standards applied to all persons similarly situated.

(b)	Records and Reports. The Committee shall be responsible for maintaining sufficient records to determine each Director’s eligibility to participate in this Plan, the Fees of each Director for purposes of determining the amount of deferrals that may be made by the Director under this Plan, and all amounts transferred to this Plan from the Weeks Plan.

(c)	Rules and Decisions. The Committee may adopt such rules as it deems necessary, desirable or appropriate in the administration of this Plan. All rules and decisions of the Committee shall be applied uniformly and consistently to all Directors, executives and Beneficiaries in similar circumstances. When making a determination or calculation, the Committee shall be entitled to rely upon information furnished by a Director, executive, Beneficiary, Duke-Weeks or the legal counsel of Duke-Weeks.

(d)	Application and Forms for Benefits. The Committee may require a Director, executive or Beneficiary to complete and file with it an application for a benefit, and to furnish all pertinent information requested by it. The Committee may rely upon all such information so furnished to it, including the Director’s, executive’s or Beneficiary’s current mailing address.

6.3 Liabilities. The Committee shall be indemnified and held harmless by Duke-Weeks with respect to any actual or alleged breach of responsibilities performed or to be performed hereunder.

6.4 Claims Procedure.

(a)	Filing a Claim. Any Director, executive or Beneficiary under this Plan may file a written claim for a Plan benefit with the Committee or with a person named by the Committee to receive claims under this Plan.

(b)	Notice of Denial of Claim. In the event of a denial or limitation of any benefit or payment due to or requested by any Director, executive or Beneficiary under this Plan (“claimant”), the claimant shall be given a written notification containing specific reasons for the denial or limitation of his benefit. The written notification shall contain specific reference to the pertinent Plan provisions on which the denial or limitation of his or her benefit is based. In addition, it shall contain a description of any other material or information necessary for the claimant to perfect a claim, and an explanation of why such material or information is necessary. The notification shall further provide appropriate information as to the steps to be taken if the claimant wishes to submit his or her claim for review. This written notification shall be given to a claimant within ninety (90) days after receipt of his or her claim by the Committee unless special circumstances require an extension of time for processing the claim. If such an extension of time for processing is required, written notice of the extension shall be furnished to the claimant prior to the termination of such ninety (90) day period, and such notice shall indicate the special circumstances that make the postponement appropriate.

(c)	Right of Review. In the event of a denial or limitation of his or her benefit, the claimant or his or her duly authorized representative shall be permitted to review pertinent documents and to submit to the Committee issues and comments in writing. In addition, the claimant or his or her duly authorized representative may make a written request for a full and fair review of his claim and its denial by the Committee; provided, however, that such written request must be received by the Committee (or its delegate to receive such requests) within sixty (60) days after receipt by the claimant of written notification of the denial or limitation of the claim. The sixty (60) day requirement may be waived by the Committee in appropriate cases.

(d)	Decision on Review. A decision shall be rendered by the Committee within sixty (60) days after the receipt of the request for review, provided that where special circumstances require an extension of time for processing the decision, it may be postponed on written notice to the claimant (prior to the expiration of the initial sixty (60) day period) for an additional sixty (60) days after the receipt of such request for review. Any decision by the Committee shall be furnished to the claimant in writing and shall set forth the specific reasons for the decision and the specific Plan provisions on which the decision is based.

(e)	Court Action. No Participant or Beneficiary shall have the right to seek judicial review of a denial of benefits, or to bring any action in any court to enforce a claim for benefits prior to filing a claim for benefits or exhausting his rights to review under this Section 6.4.

ARTICLE VII

AMENDMENT AND TERMINATION OF PLAN

7.1 Amendment of Plan. Duke-Weeks shall have the right at any time by action of the Board or Committee to modify, alter or amend this Plan in whole or in part.

7.2 Termination of Plan. Duke-Weeks reserves the right at any time by action of the Board or Committee to terminate this Plan by resolution of the Board or Committee or to reduce or cease contributions at any time.

ARTICLE VIII

MISCELLANEOUS

8.1 Governing Law. This Plan shall be construed, regulated and administered according to the laws of the State of Indiana without regard to the choice of law principles thereof, except in those areas preempted by the laws of the United States of America, in which case such laws will control.

8.2 Headings. The headings and subheadings in this Plan have been inserted for convenience of reference only and shall not affect the construction of the provisions hereof. In any necessary construction, the singular shall include the plural, and vice versa.

8.3. Making and Revoking Elections. Any election made under this Plan shall be treated as made or revoked only when the form provided by the Committee for making such election or revocation is properly completed and timely delivered to Duke-Weeks in accordance with the instructions on such form.

8.4. Term of Office. A Director’s participation in this Plan shall not constitute a contract for a Director to serve as a member of the Board for any particular term or for any particular rate of compensation, and participation in this Plan shall have no bearing whatsoever on such terms or compensation or on any other conditions for membership on the Board.

8.5. 1934 Act. With respect to persons subject to Section 16 of the Securities Exchange Act of 1934 (“1934 Act”), transactions under this Plan are intended to comply with all applicable conditions of Rule 16(a)-I (c)(3)(ii) or its successors under the 1934 Act. To the extent any provision of this Plan or act by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

8.6. Conflict With Weeks Plan. To the extent any provision of this Plan conflicts with any provision of the Weeks Plan, the provisions of this Plan shall control.

8.7. Effect of Change in Control. Within thirty (30) days of a Change in Control of Duke-Weeks, Duke-Weeks shall establish an irrevocable “rabbi” trust with a third-party trustee who is independent of Duke-Weeks and shall contribute to such trust an amount equal to the sum of all Accounts valued as of the date of the contribution. If Duke-Weeks has set aside any assets to fund benefits under this Plan, such assets shall be transferred directly to the trustee of the trust, subject to the trustee’s agreement to accept a transfer of such assets. From and after the date of such contribution or transfer, all additional amounts allocated or credited to all Accounts hereunder shall be contributed to such trust.

8.8. Corporate Successors. The Plan shall not be automatically terminated by a transfer or sale of assets of Duke-Weeks or by the merger or consolidation of Duke-Weeks into or with any other corporation or other entity (“Transaction”), but this Plan shall be continued after the Transaction only if and to the extent that the transferee, purchaser or successor entity agrees to continue this Plan. Duke-Weeks shall not agree to a Transaction unless and until the transferee, purchaser or successor agrees to adopt this Plan and, in connection therewith, agrees to expressly assume all obligations and liabilities of Duke-Weeks hereunder.

SIGNATURE

IN WITNESS WHEREOF, Duke-Weeks Realty Corporation has caused this amended and restated Directors’ Deferred Compensation Plan of Duke-Weeks Realty Corporation to be executed by its officers thereunder duly authorized, this                      day of July, 1999, but effective as of July 2, 1999.

DUKE-WEEKS REALTY CORPORATION

By:
Dennis D. Oklak, Executive Vice President,
Treasurer and Chief Financial Officer